

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Robert J. Farrell
Chief Executive Officer
EDGAR Online, Inc.
11200 Rockville Pike, Suite 310
Rockville, Maryland 20852

> **Re:** **EDGAR Online, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2012**
> **File No. 001-32194**

Dear Mr. Farrell:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

The Merger Agreement, page 54

1. We note your disclosure in the second sentence of the second paragraph on page 54 as well as the last sentence of this paragraph regarding the accuracy of the information in the Merger Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the Merger Agreement, you have or will provide corrective disclosure. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

<u>Where Stockholder Can Find More Information, page 81</u>

2. We note you are incorporating information by reference. Please explain why you believe you are eligible to incorporate the filings listed on page 81 by reference. Please see Item 14(e) of Schedule 14A and Item 11 of Form S-4. To the extent you are ineligible to incorporate these filings by reference, please revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara Ransom
Assistant Director